

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2025

Jerry Baack
Chief Executive Officer
Bridgewater Bancshares, Inc.
4450 Excelsior Boulevard, Suite 100
St. Louis Park, MN 55416

> **Re: Bridgewater Bancshares, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 3, 2025**
> **File No. 333-284662**

Dear Jerry Baack:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at 202-551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Joseph T. Ceithaml